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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

    Imperial Sugar Company (f/k/a Imperial Holly Corporation)
  _____________________________________________________________
                        (Name of Issuer)

                          COMMON STOCK
  _____________________________________________________________
                 (Title of Class of Securities)

                           453096-10-9
         ______________________________________________
                         (CUSIP Number)

   D. J. Smith, Vice President, Secretary and General Counsel,
                 Archer-Daniels-Midland Company,
     4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525,
                    Telephone:  (217)424-5200
 ______________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       September 29, 2000
       ___________________________________________________
     (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has  previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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This  information required on the remainder of  this  cover  page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1    NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Archer-Daniels-Midland Company
     I.R.S. Identification No. 41-0129150

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a)__
                                                          (b)__

3    SEC USE ONLY


4    SOURCE OF FUNDS *
     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)  __x__
     Ref. Appendix I

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                     7    SOLE VOTING POWER
                          Ref. Item 13
     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     8    SHARED VOTING POWER
                          Ref. Item 13

                     9    SOLE DISPOSITIVE POWER
                          Ref. Item 13

                     10   SHARED DISPOSITIVE POWER
                          Ref. Item 13

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Ref. Item 13

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES
     CERTAIN SHARES * __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 5%

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14   TYPE OF REPORTING PERSON *
     CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:    October 3, 2000

                              ARCHER-DANIELS-MIDLAND COMPANY

                              /s/D. J. SMITH
                              By:  D. J. Smith
                               Its Vice President, Secretary  and
General Counsel

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                           APPENDIX I

      On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice. This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement this Company paid the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

      On May 27, 1998, the Company pled guilty to a three count indictment in the Federal Court of Canada pursuant to an agreement with Director of Investigation and Research and the Attorney General of Canada. The indictment alleged that the Company engaged in anticompetitive conduct in connection with lysine and citric acid. The Company paid a fine of $16 million (Canadian Dollars).





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